April 14, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3628

Mail Stop 3720

Attention: Larry Spirgel, Assistant Director

Re:	NTN Buzztime, Inc.
Preliminary Proxy on Schedule 14A filed April 7, 2016
File No. 001-11460

Dear Mr. Spirgel:

NTN Buzztime, Inc. (the “Company”), provides the following response to the comment set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated April 14, 2016 (the “Comment Letter”) relating to the above-referenced filing.

For convenience, the numbered paragraph below corresponds to the numbered paragraph of the Comment Letter and the text of the Staff’s comment appears in italics below.

Proposal 3

Amendment of Our Restated Certificate of Incorporation to Effect a Reverse Stock Split Immediately Followed by a Forward Stock Split of Our Outstanding Common Stock, page 8

1.	We note the company intends to engage in a reverse split of the outstanding common stock at an exchange ratio of 1-for-100 and, then, immediately following the reverse split, forward split the common stock at a ratio between 2-for-1 and 4-for-1. Please expand your disclosure under this proposal to discuss why the board is taking this approach rather than requesting a range for the reverse split bring the outstanding shares to the desired amounts.

Response: In response to the Staff’s comment, the Company proposes to expand the disclosure under the Proposal 3 as set out in Exhibit A, which is a marked-version of Proposal 3 that shows the proposed expanded disclosure. As discussed with Ms. Drazan, if the proposed expanded disclosure satisfactorily addresses the Staff’s comment, the Company will include the proposed expanded disclosure as set out in Exhibit A in the Company’s definitive proxy statement on Schedule 14A.

*            *            *

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2231 Rutherford Road, Suite 200        Carlsbad, CA    92008     tel 800 745-4686        buzztime.com

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

April 14, 2016

The Company looks forward to working with the Staff toward resolving any concerns that the Staff may continue to have after evaluating and taking into account the Company’s response in this letter. To this end, the Staff should feel free to call Sandra Gurrola, the Company’s Vice President of Finance at 760.930.1168, or Edwin Astudillo, the Company’s outside counsel at 619.318.9987, with any questions or if the Staff wishes to discuss any of the above.

Sincerely,

NTN Buzztime, Inc.

/s/ Ram Krishnan
Ram Krishnan, CEO

cc:	Celeste M. Murphy, Legal Branch Chief
Emily C. Drazan, Staff Attorney

Edwin Astudillo, Esq.

EXHIBIT A

PROPOSAL 3

AMENDMENT OF OUR RESTATED CERTIFICATE OF INCORPORATION

TO EFFECT A REVERSE STOCK SPLIT IMMEDIATELY FOLLOWED BY A

FORWARD STOCK SPLIT OF OUR OUTSTANDING COMMON STOCK

Introduction

We are asking our stockholders to approve an amendment to our restated certificate of incorporation that would effect, first, a reverse stock split (the “Reverse Split”) of our common stock at a ratio of 1-for-100 (the “Reverse Exchange Ratio”) and, then, immediately following the Reverse Split, a forward stock split (the “Forward Split”) of our common stock at a ratio that is not less than 2-for-1 nor greater than 4-for-1, with the final ratio to be selected by our board of directors in its sole discretion (the “Forward Exchange Ratio”). Together, the Reverse Split and the Forward Split are referred to as the “Reverse/Forward Split.” The proposed amendment to our restated certificate of incorporation is attached to this Proxy Statement as Exhibit A (the “Reverse/Forward Split Amendment”).

Under Delaware law, our state of incorporation, in order to amend our restated certificate of incorporation, our board of directors must adopt a resolution setting forth the amendment proposed, declaring its advisability and directing that the amendment proposed be considered by our stockholders. Our board of directors adopted a resolution setting forth the Reverse/Forward Split Amendment on February 24, 2016, declared it advisable and is submitting it to our stockholders for consideration at the Annual Meeting.

If our stockholders approve the Reverse/Forward Split Amendment, our board of directors will have authority to give effect to the Reverse/Forward Split any time before June 30, 2016. No additional stockholder action would be required. However, our board of directors reserves the right, notwithstanding stockholder approval of this proposal and without further action by our stockholders, to elect not to proceed with the Reverse/Forward Split if, at any time our board of directors, in its sole discretion, determines that it is no longer in our best interest and the best interests of our stockholders to proceed with the Reverse/Forward Split.

In determining whether to effect the Reverse/Forward Split and, if so, the Forward Exchange Ratio and date on which to effect it, our board of directors will consider primarily the anticipated effect of the Reverse/Forward Split as it relates to addressing the concern of the NYSE Regulation, Inc. regarding the low trading price of our common stock. See “—Reasons for the Reverse/Forward Split” and “—Certain Risks Associated with the Reverse/Forward Split,” below. Our board of directors may also consider, among other things, those market or business factors deemed relevant by our board of directors at that time, including, but not limited to, existing and expected marketability and liquidity of our common stock, prevailing stock market conditions, business developments affecting us and the trading price and trading volume of our common stock.

Reasons for the Reverse/Forward Split

Our board of directors approved the Reverse/Forward Split and the Reverse/Forward Split Amendment primarily because our board of directors believes that effecting the Reverse/Forward Split could, in certain circumstances, be an effective means of addressing the concern of the NYSE Regulation, Inc. regarding the low trading price of our common stock discussed below. In addition, our board of directors believes that the Reverse/Forward Split could make our common stock more attractive to a broader range of institutional and other investors ~~and~~. Our board of directors approved the Reverse/Forward Split rather than approving a reverse split that would bring our outstanding shares to the desired amounts because our board of directors believes the Reverse/Forward Split would reduce certain ~~of our~~ costs of ours as a result of cashing out those stockholders who own fewer than 100 shares, as well as allow those stockholders to cash out without incurring transaction costs such as brokerage fees.

Under Section 1003(f)(v) of the NYSE MKT Company Guide (the “Company Guide”), NYSE MKT LLC (“NYSE MKT”) will normally consider suspending dealings in, or delisting, common stock from the exchange if the common stock is selling for a substantial period of time at a low price per share and if the issuer fails to effect a reverse split of such stock within a reasonable time after being notified that NYSE MKT deems such action to be appropriate under all the circumstances. NYSE Regulation, Inc. staff informed us that it is concerned that our common stock may not be suitable for auction trading due to its low selling price, and, in accordance with Section 1003(f)(v), that it deems it appropriate for us to effect a reverse stock split or other action within a reasonable amount of time, or become subject to the continued listing evaluation and follow-up procedures set forth in Section 1009 of the Company Guide, which could, among other things, result in the initiation of delisting proceedings. The NYSE MKT can also take accelerated delisting action if our common stock trades at levels viewed to be abnormally low.

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The Reverse/Forward Split will result in fewer shares of our common stock outstanding, which the board of directors expects should have the effect of increasing the per share trading price of our common stock in an amount approximately equivalent to the ratio in which the number of outstanding shares of common stock was decreased. If the Reverse/Forward Split successfully increases the per share trading price of our common stock, our board of directors believes this increase will enable us to address the concern of the NYSE Regulation, Inc. regarding the low trading price of our common stock. However, other factors, such as our financial results, market conditions and the market perception of our business (including the market’s perception of and reaction to a proposal for or the implementation of the Reverse/Forward Split) may adversely affect the market price of our common stock. As a result, there can be no assurance that the Reverse/Forward Split will increase the per share trading price of our common stock or successfully address the concern of the NYSE Regulation, Inc. regarding the low trading price of our common stock, or that the trading price of our common stock will not decrease in the future. See, “—Certain Risks Associated with the Reverse/Forward Split,” below.

If the per share trading price of our common stock increases as a result of the Reverse/Forward Split as described above, our board of directors also believes that our common stock may be more attractive to a broader range of institutional investors, professional investors and other members of the investing public, many of whom have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers.

We also expect the Reverse/Forward Split to result in certain cost savings for the Company~~.~~ that would not be realized if we effected solely a reverse split at a ratio of between 1-for-25 and 1-for-50. The costs of administering the account of each stockholder of record are the same regardless of the number of shares held in each account. Therefore, our costs to maintain accounts that ~~holds~~hold fewer than 100 shares of our common stock (which account for approximately ~~[•%] of all~~44% of our stockholders of record and 21% of all of our stockholders) are disproportionately high when compared to the total number of shares involved (which account for less than 0.03% of our outstanding shares). These costs can include printing and postage costs to mail the proxy materials and annual report, and similar costs associated with required mailings to beneficial owners holding shares in street name through a nominee (i.e., a bank or broker). By effecting the Reverse/Forward Split as opposed to solely a reverse split at a ratio of between 1-for-25 and 1-for-50, we will realize the cost savings with respect to larger number of stockholders because the stockholders that will be cashed out will include those who hold fewer than 100 shares, which represents a larger number of stockholders when compared to those who hold fewer than 25 or 50 shares. In addition, we will pay lower annual NYSE MKT listing fees as a result of having a fewer number of shares of common stock outstanding.

Similarly, in many cases, it is expensive on a relative basis for stockholders with fewer than 100 shares (commonly referred to as “odd lot” shares) to sell their shares on the open market, as the commissions would represent a disproportionate share of proceeds from the sale of fewer than 100 shares. The Reverse/Forward Split will cash out stockholders who hold fewer than 100 shares without transaction costs such as brokerage fees. However, if these stockholders do not want to cash out their holdings of our common stock, they may purchase additional shares on the open market to increase the number of shares in their account to at least 100 shares, or, if applicable, consolidate their accounts into an account with at least 100 shares. Any such action should be taken far enough in advance so that it is completed prior to completion of the Reverse/Forward Split. See “Principal Effects of the Reverse/Forward Split on our Stockholders—Examples,” below.

Our board of directors believes that effecting the Reverse/Forward Split is in the Company’s and our stockholders’ best interests for the reasons discussed above. If our stockholders do not approve this proposal, we may be unable to maintain the listing of our common stock on the NYSE MKT, which could adversely affect the liquidity and marketability of our common stock.

Certain Risks Associated with the Reverse/Forward Split

●	There can be no assurance that the Reverse/Forward Split will result in an increase in the trading price of our common stock above the price that the NYSE MKT views as a low trading price per share, or that even if the trading price of our common stock does increase above such price, that the increased trading price will be sustained for any period of time, all of which depends on many factors, including our performance, prospects and other factors that may be unrelated to the number of shares outstanding. Moreover, even if the trading price of our common stock does increase above the price that the NYSE MKT views as a low price per share, there can be no assurance that we will continue to meet the other NYSE MKT listing requirements.

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●	Immediately following the effective date of the Reverse/Forward Split, we will have fewer outstanding shares, which may reduce the trading liquidity of our common stock. Accordingly, the total market capitalization of our common stock after the Reverse/Forward Split may be lower than it was before the Reverse/Forward Split.

●	The Reverse/Forward Split may result in some stockholders owning “odd lots” of less than 100 shares of common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

●	The Reverse/Forward Split will not change the number of authorized shares of our common stock. However, upon the effectiveness of the Reverse/Forward Split, the number of authorized shares of our common stock that are not issued or outstanding would increase due to the reduction in the number of shares of our common stock issued and outstanding as a result of the Reverse/Forward Split. Our board of directors can issue the authorized shares of our common stock (or equity securities convertible into or exchangeable or exercisable for such shares) from time to time as it may deem advisable and without stockholder approval. Future issuances of our common stock would have a dilutive effect on the earnings or loss per share, book value per share, voting power and percentage interest of the holders of our then-outstanding shares of capital stock. We do not have any plans, arrangements or understandings for the newly available authorized shares of our common stock that would be available as a result of Reverse/Forward Split.

The table below sets forth, as of the record date and for illustrative purposes only, certain approximated effects of the Reverse/Forward Split on our common stock assuming a Forward Exchange Ratio of 2-for-1 and of 4-for -1 (in each case, without giving effect to the treatment of fractional shares). The percentages represent the percentage of the total number of authorized shares of common stock both prior to and after giving effect to the Reverse/Forward Split.

	Prior to Reverse/Forward Split		After Reverse/Forward Split and Assuming a Forward Exchange Ratio of
Number of Shares	Original	%	2-for-1%		4-for-1%
Authorized	168,000,000	100%	168,000,000	100%	168,000,000	100%
Issued and outstanding	92,439,174	55%	1,848,783	1%	3,697,567	2%
Reserved for issuance	21,763,671	13%	435,273	0%	870,547	1%
Authorized and unissued and not reserved for issuance	75,560,826	45%	166,151,217	99%	164,302,433	98%

●	The availability of additional shares of common stock for future issuances could, under certain circumstances, have an anti-takeover effect (for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of our board of directors or contemplating a tender offer or other transaction for the combination of the Company with another company). However, this proposal is not being proposed in response to any effort of which we are aware to accumulate shares of our common stock or obtain control of the Company. Other than the Reverse/Forward Split, our board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of the Company. The Reverse/Forward Split is not being recommended by our board of directors as part of an anti-takeover strategy.

Mechanics of the Reverse/Forward Split and Treatment of Fractional Shares

If our stockholders approve this proposal, and if our board of directors still believes that the Reverse/Forward Split is in the best interests of the Company and our stockholders, our board of directors will select the Forward Split Ratio within the range described in this proposal, and we will file the Reverse/Forward Amendment with the Delaware Secretary of State, and the Reverse/Forward Split will become effective on the date of such filing (the “Effective Date”). As summarized below, our common stock will undergo two stock splits on the Effective Date, one immediately following the other.

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The Reverse Split

The first stock split will be the Reverse Split at a ratio of 1-for-100. The Reverse Split would be effective at 6:00 p.m. Eastern Time on the Effective Date, and at that time, each 100 shares of our common stock will be combined and reconstituted into 1 share of our common stock.

Any stockholder who, as of immediately prior to 6:00 p.m. Eastern Time on the Effective Date, holds fewer than 100 shares of our common stock in one account (each, a “Cashed-Out Stockholder”) and, subsequent to the Reverse Split, would otherwise be entitled to less than one full share of our common stock, will receive, instead of the fractional share, a cash payment for each such share held in that account equal to the average of the closing price per share of our common stock on the NYSE MKT over the five trading days immediately before and including the Effective Date (the “Cash-Out Price”). Shares of common stock held in registered form (that is, stock held by you in your own name in our stock register records maintained by our transfer agent) in two or more accounts will be considered held in separate accounts and will not be aggregated when effecting the Reverse Split. Similarly, shares of common stock held in registered form and stock held in “street name” (that is, stock held by you in an account at a brokerage firm, bank, dealer or other similar organization) for the same investor will be considered held in separate accounts and will not be aggregated when effecting the Reverse Split. See “—Principal Effects of the Reverse/Forward Split on our Stockholders—Examples,” below. Stockholders will not be entitled to receive interest for the period of time between the Effective Date and the date payment is made for their cashed-out shares.

If you believe that you may not hold sufficient shares of our common stock as of immediately prior to 6:00 p.m. Eastern Time on the Effective Date to hold at least one full share immediately following the Reverse Split and you want to continue to hold our common stock after the Reverse/Forward Split, you may do so by taking either of the following actions far enough in advance so that it is completed by 6:00 p.m. Eastern Time on the Effective Date: (1) purchase and transfer to your account a sufficient number of shares of our common stock so that you hold at least 100 shares in your account prior to and as of immediately prior to 6:00 p.m. Eastern Time on the Effective Date; or (2) if you have shares of our common stock in more than one account, consolidate your accounts so that you hold at least 100 shares of our common stock in one account as of immediately prior to 6:00 p.m. Eastern Time on the Effective Date.

The Forward Split

At 6:01 p.m. (Eastern Time) on the Effective Date, the Forward Split (at a ratio that is not less than 2-for-1 or greater than 4-for-1, with the final ratio to be selected by our board of directors in its sole discretion) will be effective. Upon the effectiveness of the Forward Split, each 1 share of our common stock will be split and reconstituted into not less than 2 shares of our common stock or greater than 4 shares of our common stock. Fractional shares resulting from the Reverse Split which are not cashed-out in the Reverse Split will undergo the Forward Split. No fractional shares will result from the Forward Split. Instead, fractional shares that would otherwise result from the Forward Split will be rounded up to the next whole share.

Principal Effects of the Reverse/Forward Split on our Stockholders

Stockholders of Record with Fewer than 100 Shares in Any One Account

If the Reverse/Forward Split is effected and if you hold fewer than 100 shares of our common stock in any one account as of immediately prior to 6:00 p.m. Eastern Time on the Effective Date:

●	You will not receive fractional shares of stock as a result of the Reverse Split with respect to the shares held in that account. Instead, as soon as practicable after Effective Date, and subject to receiving the certificates representing your cashed-out shares, if applicable, you will receive a payment from our transfer agent for your cashed-out shares. See “Procedure for Effecting the Reverse/Forward Split and Exchange of Certificates,” below.

●	After the Reverse Split, you will have no further ownership interest in the Company with respect to your cashed-out shares. You will no longer have the right to vote the cashed-out shares or share in our assets, earnings, or profits or in any dividends with respect to the cashed-out shares that might be paid after the Reverse/Forward Split.

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Stockholders of Record with 100 or More Shares in One Account

If the Reverse/Forward Split is effected and if you are a stockholder of record with 100 or more shares of our common stock in one account as of immediately prior to 6:00 p.m. Eastern Time on the Effective Date, your shares will first be combined and reconstituted into one one-hundredth (1/100) of the number of shares you held in that account as of immediately prior to 6:00 p.m. Eastern Time on the Effective Date. Immediately following the Reverse Split, your shares will be split and reconstituted in the Forward Split into not less than 2 times the number of shares you held after the Reverse Split nor greater than 4 times the number of shares you held after the Reverse Split in that account, with the exact ratio to be selected by our board of directors in its sole discretion. Any fractional shares resulting from the Forward Split will be rounded up to the nearest whole share.

Beneficial Owners of Shares Held in Street Name

We intend for the shares of our common stock that are beneficially owned and held in “street name” in an account at a brokerage firm, bank, dealer or other similar organization to be treated the same as shares that are held by stockholders of record. Brokerage firms, banks, dealers and other similar organizations that hold shares for beneficial owners will be instructed to effect the Reverse/Forward Split for the beneficial owners. However, such organizations may have different procedures and beneficial owners of shares held in street name should contact the organization that holds their shares.

Examples

The following table illustrates the effect of the Reverse/Forward Split through several examples. The following examples assume that the Cash-Out Price is $0.18 per share and that our board of directors selects a Forward Exchange Ratio of 4-for-1. However, as noted above, the actual Cash-Out Price per share will be the average of the closing price per share of our common stock on the NYSE MKT over the five trading days immediately before and including the Effective Date, and the Forward Exchange Ratio will be selected by our board of directors in its sole discretion at a ratio that is not less than 2-for-1 nor greater than 4-for-1.

Hypothetical Scenario	Result
Mr. Smith is a stockholder of record who holds 72 shares in his account as of immediately prior to 6:00 p.m. Eastern Time on the Effective Date.	Instead of receiving a fractional share (72/100 of a share) after the Reverse Split, Mr. Smith’s 72 shares would be cashed-out and he would receive $12.96 ($0.18 × 72 = $12.96).

Note: If Mr. Smith wants to continue his investment in the Company, he can buy at least 28 more shares and hold them in his account (thereby increasing the number of shares in that account to 100). Mr. Smith would have to act far enough in advance so that the purchase is completed and the additional shares are credited to his account by, and are in his account as of immediately prior to, 6:00 p.m. Eastern Time on the Effective Date.

Ms. Jones is a stockholder of record who holds shares in 2 separate accounts. She holds 25 shares in one account and 100 shares in the other as of immediately prior to 6:00 p.m. Eastern Time on the Effective Date. All of her shares are registered in her name only.

With respect to the account in which she holds 25 shares, instead of receiving a fractional share (25/100 share) after the Reverse Split, Ms. Jones’ 25 shares would be cashed-out and she would receive $4.50 (25 × $0.18 = $4.50).

With respect to the account in which she holds 100 shares, after the Reverse/Forward Split, Mr. Jones would hold 4 shares (100 /100 = 1; 1 x 4 = 4).

Note: If Ms. Jones wanted to avoid having her 25 shares cashed-out, she could buy at least 75 more shares and hold them in that account (thereby increasing the number of shares in that account to 100). Alternatively, Ms. Jones could combine her two accounts so that she would have 125 shares in one account. In either case, Ms. Jones would have to act far enough in advance so that the applicable transfer is completed and the additional shares are credited to her account by, and are in her account as of immediately prior to, 6:00 p.m. Eastern Time on the Effective Date.

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Mr. Blue is a stockholder of record who holds 100 shares in his account as of immediately prior to 6:00 p.m. Eastern Time on the Effective Date.	After the Reverse/Forward Split, Mr. Blue would hold 4 shares of our common stock (100 /100 = 1; 1 x 4 = 4).

Mr. Green is a stockholder of record who holds 1,640 shares in his account as of immediately prior to 6:00 p.m. Eastern Time on the Effective Date.	After the Reverse/Forward Split, Mr. Blue would hold 66 shares (1,640 /100 = 16.4; 16.4 x 4 = 65.6, which would be rounded up to 66).

Procedure for Effecting Reverse/Forward Split and Exchange of Certificates

If the Reverse/Forward Split is implemented, immediately following the Effective Date, other than with respect to Cashed-Out Stockholders, each certificate representing pre-Reverse/Forward Split shares will be deemed for all corporate purposes to evidence ownership of post-Reverse/Forward Split shares, and each certificate representing pre-Reverse/Forward Split shares held by a Cashed-Out Stockholder will be deemed for all corporate purposes to evidence the right to receive the cash payment to which such Cashed-Out Stockholder is entitled as described above. See “—Mechanics of the Reverse/Forward Split and Treatment of Fractional Shares,” above.

STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Cashed-Out Stockholders

Promptly after the Effective Date, we intend to deposit a sufficient amount of cash with our transfer agent for the benefit of, and to pay, Cashed-Out Stockholders. The transfer agent will hold the cash we deposit with it in trust for the Cashed-Out Stockholders. Stockholders will not be entitled to receive interest for the period of time between the Effective Date and the date payment is made for their cashed-out shares. All amounts owed to Cashed-Out Stockholders will be subject to applicable federal and state income tax. See “—Certain Federal Income Tax Consequences,” below. All amounts owed to Cashed-Out Stockholders will also be subject to state abandoned property laws. Under these laws, amounts owed to Cashed-Out Stockholders that are not timely claimed after the Effective Date may be required to be paid to the designated agent for each such state. Thereafter, Cashed-Out Stockholders otherwise entitled to receive such amounts may have to seek to obtain them directly from the state to which they were paid.

Book-Entry Shares: Some of our stockholders of record hold their shares in book-entry form under the Direct Registration System for securities. These stockholders do not have stock certificates evidencing their ownership of our common stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts. If you are a Cashed-Out Stockholder who holds shares in a book-entry account, you do not need to take any action to receive your cash payment. A check will be mailed to you at your registered address as soon as practicable after the Effective Date. By signing and cashing that check, you will be deemed to represent and warrant to us that you are the sole legal and beneficial owner of the shares in respect of which you received a cash payment and that none of those shares have, in whole or in part, been assigned, transferred, hypothecated, pledged or otherwise disposed in any manner whatsoever, and that no person or entity other than you has any right, title, claim or interest in those shares.

We expect that stockholders who hold fewer than 100 shares as beneficial owners will be treated the same way as described above by their brokers or other organization that holds their shares in “street name” for their benefit.

Certificated Shares: If you are a Cashed-Out Stockholder with a stock certificate representing your cashed-out shares, you will receive a letter of transmittal as soon as practicable after the Effective Date. The letter of transmittal will contain instructions on how to surrender your certificate(s) to our transfer agent for your cash payment. You will not receive your cash payment until you surrender your outstanding certificate(s) to the transfer agent, together with a completed and executed copy of the letter of transmittal. Please do not send your certificate(s) until you receive your letter of transmittal. Any stockholder whose certificates have been lost, destroyed or stolen will be entitled to their cash payment only after complying with the requirements that we and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates, including the posting of a bond.

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Non-Cashed-Out Stockholders

Book-Entry Shares: Stockholders of record who hold their shares in book-entry form as direct owners under the Direct Registration System for securities will have their holdings electronically adjusted by our transfer agent through the Direct Registration System to give effect to the Reverse/Forward Split.

We expect that stockholders who hold their shares as beneficial owners will have their holdings electronically adjusted by their brokers or other organization that holds their shares in “street name” for their benefit to give effect to the Reverse/Forward Split.

Certificated Shares: Stockholders of record who hold their shares in certificate form will receive a transmittal letter from our transfer agent as soon as practicable after the Effective Date. The transmittal letter will be accompanied by instructions specifying how to exchange your certificate(s) representing the pre-Reverse/Forward Split shares for a statement of holding. When you submit your certificate(s) representing the pre-Reverse/Forward Split shares, your post-Reverse/Forward Split shares will be held electronically in book-entry form in the Direct Registration System. This means that, instead of receiving a new stock certificate, you will receive a statement of holding that indicates the number of post-Reverse/Forward Split shares you own in book-entry form. We will no longer issue physical stock certificates unless you make a specific request for a share certificate representing your post-Reverse/Forward Split ownership interest. Your old certificate(s) representing pre-Reverse/Forward Split shares cannot be used for either transfers or deliveries made on the NYSE MKT; thus, you must exchange your old certificate(s) in order to effect transfers or deliveries of your post-Reverse/Forward Split shares on the NYSE MKT.

Until stockholders have returned their properly completed and duly executed transmittal letter and surrendered their certificate(s) for exchange, stockholders will not be entitled to receive any other distributions, if any, that may be declared and payable to stockholders of record following the Effective Date.

Any stockholder whose certificates have been lost, destroyed or stolen will be entitled to a statement of holding (or a new certificate if requested) only after complying with the requirements that we and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates, including the posting of a bond.

No brokerage commissions or transfer taxes shall be required to be paid by any holder of any certificate, except that if any new certificate is to be issued in a name other than that in which the old certificate is registered, it will be a condition of such issuance that (1) the person requesting such issuance must pay to us any applicable transfer taxes or establish to our satisfaction that such taxes have been paid or are not payable, (2) the transfer complies with all applicable federal and state securities laws, and (3) the surrendered certificate is properly endorsed and otherwise in proper form for transfer.

Other Effects of the Reverse/Forward Split

Series A Convertible Preferred Stock

If the Reverse/Forward Split is effected, the rate at which shares of our Series A convertible preferred stock may be converted into shares of our common stock will be adjusted such that holders of shares of our Series A convertible preferred stock will be entitled to receive, upon conversion, the number of shares of our common stock that such holders would have been entitled to receive immediately following the Reverse/Forward Split, had such shares of our Series A convertible preferred stock been converted into shares of our common stock immediately prior to the effective date of the Reverse/Forward Split.

Our Equity Incentive Plans and Outstanding Awards and Other Securities

We previously granted restricted stock, restricted stock units, stock options and other awards under our 2004 Performance Incentive Plan (the “2004 Plan”), our Amended 2010 Performance Incentive Plan (the “Amended 2010 Plan”), and/or our 2014 Inducement Plan (the “2014 Plan”, and collectively with the 2004 Plan and the Amended 2010 Plan, the “Plans”). As of April 8, 2016, there were approximately [__] shares of common stock subject to outstanding stock options granted under the Plans, and [__] shares remained available under the Plans for future awards. There was no common stock subject to outstanding restricted stock or restricted stock units under the Plans as of April 8, 2016. The Plans generally provide that in the event of a reverse and/or forward stock split, the number of shares subject to (i) the Plans (including any share grant limits) or (ii) outstanding awards, along with any exercise prices of outstanding awards, will each be equitably and proportionately adjusted. Accordingly, if the Reverse/Forward Split is effected, we expect that these proportionate adjustments will be effected based on the Forward Exchange Ratio selected by our board of directors. For illustrative purposes only, and assuming that our board of directors selects a 4-for-1 Forward Exchange Ratio, the shares of common stock subject to outstanding stock options granted under the Plans, and the shares that remained available under the Plans for future awards, in each case, as of April 8, 2016 as described above, will be adjusted to [__] shares of common stock subject to outstanding stock options, and [__] shares will be available under the Plans for future awards. In addition, the exercise price per share for each stock option would be increased by [25] times, such that upon an exercise, the aggregate exercise price payable by the option holder to us would remain the same. For illustrative purposes only, an outstanding stock option to purchase 5,000 shares of common stock, exercisable at $0.40 per share, will be adjusted as a result of the Reverse/Forward Split (and assuming our board of directors selects a 4-for-1 Forward Exchange Ratio) into a stock option to purchase [200] shares of common stock at an exercise price of [$10.00] per share.

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In November 2013, we issued warrants to purchase shares of our common stock in a private placement. As of April 8, 2016, these warrants were exercisable in the aggregate for 3,600,000 shares of our common stock at an exercise price of $0.40 per share. These warrants provide for an adjustment to the number of shares of common stock subject to these warrants and to their exercise price in the event of a reverse and/or forward split. Accordingly, if the Reverse/Forward Split is effected, and assuming that our board of directors selects a 4-for-1 Forward Exchange Ratio, these warrants would be exercisable in the aggregate for [144,000] shares of our common stock at an exercise price of [$10.00] per share.

In May 2009, in connection with an asset acquisition, we issued warrants to purchase an aggregate of 3,000,000 shares of our common stock, 1,000,000 of which had an exercise price of $0.50 per share, another 1,000,000 had an exercise price of $1.00 per share and the other 1,000,000 had an exercise price of $1.50 per share. As of April 8, 2016, all of these warrants were outstanding. These warrants provide for an adjustment to the number of shares of common stock subject to these warrants and to their exercise price in the event of a reverse and/or forward split. Accordingly, if the Reverse/Forward Split is effected, and assuming that our board of directors selects a 4-for-1 Forward Exchange Ratio, these warrants would be exercisable for an aggregate of [120,000] shares of our common stock, [40,000] of which would have an exercise price of [$12.50] per share, another [40,000] would have an exercise price of [$25.00] per share and the other [40,000] would have an exercise price of [$37.50] per share.

Authorized Common Stock

If the Reverse/Forward Split is effected, the number of shares of our authorized common stock will not change as a result of the Reverse/Forward Split. However, upon the effectiveness of the Reverse/Forward Split, the number of authorized shares of our common stock that are not issued or outstanding would increase due to the reduction in the number of shares of our common stock issued and outstanding as a result of the Reverse/Forward Split. See “—Certain Risks Associated with the Reverse Stock Split,” above.

Effect on Par Value; Accounting Consequences

The Reverse/Forward Split will not affect the par value of a share of our common stock, which will remain at $0.005 per share. As a result, as of the Effective Date, the stated capital attributable to common stock on our balance sheet will be reduced proportionately based on the 1-for-100 Reverse Exchange Ratio (including a retroactive adjustment for prior periods), and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. Reported per share net income or loss will be higher because there will be fewer shares of common stock outstanding immediately following the Effective Date. We do not anticipate that any other accounting consequences would arise as a result of the Reverse/Forward Split.

Total Number of Shares Being Cashed-Out

The total number of shares of our common stock that will be cashed-out is unknown. Also, we do not know what the Cash-Out Price will be. However, if the Effective Date was April 8, 2016, the average closing price per share of our common stock on the NYSE MKT for the five trading days immediately preceding and including such date was [$•], and the amount of cash that would have been paid to Cashed-Out Stockholders (including both stockholders of record and beneficial owners) would have been approximately [$•], with approximately [•] shares of common stock being cashed-out. The actual amount of cash needed to pay Cashed-Out Stockholders, and actual number of shares being cashed-out, will depend on the Cash-Out Price and the number of Cashed-Out Stockholders on the Effective Date, each of which will vary based on the number of such stockholders and the closing price per share of our common stock over the five trading days immediately preceding and including the Effective Date. We do not anticipate that the aggregate cash amount paid to Cashed-Out Stockholders will be material to the Company.

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Our Exchange Act Reporting Obligations

Our common stock is currently registered under the Securities Exchange Act of 1934 (the “Exchange Act”), and we are subject to the periodic reporting and other requirements of the Exchange Act. The Reverse/Forward Split will not affect the registration of our common stock under the Exchange Act. In addition, notwithstanding the decrease in the number of outstanding shares following the proposed Reverse/Forward Split, our board of directors does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Certain Federal Income Tax Consequences

We have summarized below the material federal income tax consequences to us and stockholders resulting from the Reverse/Forward Split. This summary is based on existing U.S. federal income tax law, which may change, possibly retroactively. This summary does not discuss all aspects of federal income taxation which may be important to you in light of your individual circumstances. Many stockholders (such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and foreign persons) may be subject to special tax rules. Other stockholders may also be subject to special tax rules, including but not limited to: stockholders who received our stock as compensation for services or pursuant to the exercise of an employee stock option, or stockholders who have held, or will hold, stock as part of a straddle, hedging, or conversion transaction for federal income tax purposes. In addition, this summary does not discuss any state, local, foreign, or other tax considerations. This summary assumes that you are a U.S. citizen and have held, and will hold, your shares as capital assets for investment purposes under the Internal Revenue Code of 1986, as amended (the “Code”). You should consult your tax advisor as to the particular federal, state, local, foreign, and other tax consequences, in light of your specific circumstances.

We believe that the Reverse/Forward Split will be treated as a tax-free “recapitalization” for federal income tax purposes. This will result in no material federal income tax consequences to us.

The federal income tax consequences to stockholders of the various alternative outcomes following the Reverse/Forward Split are discussed below.

Federal Income Tax Consequences to Stockholders Who Are Not Cashed-out by the Reverse/Forward Split

If you (1) continue to hold our common stock immediately after the Reverse/Forward Split, and (2) you receive no cash as a result of the Reverse/Forward Split, you will not recognize any gain or loss in the Reverse/Forward Split and you will have the same adjusted tax basis and holding period in your shares of our common stock, as the case may be, as you had in such stock immediately prior to the Reverse/Forward Split.

Federal Income Tax Consequences to Cashed-Out Stockholders

If you receive cash as a result of the Reverse/Forward Split, your tax consequences will depend on whether, in addition to receiving cash, you or a person or entity related to you continues to hold our common stock immediately after the Reverse/Forward Split, as explained below.

Stockholders Who Exchange All of Their Shares of Our Common Stock for Cash as a Result of the Reverse/Forward Split

If you (1) receive cash in exchange for a fractional share as a result of the Reverse/Forward Split, (2) you do not continue to hold any of our common stock immediately after the Reverse/Forward Split, and (3) you are not related to any person or entity that holds our common stock immediately after the Reverse/Forward Split, you will recognize capital gain or loss. The amount of capital gain or loss you recognize will equal the difference between the cash you receive for your cashed-out shares and your aggregate adjusted tax basis in such shares.

If you are related to a person or entity who continues to hold our common stock immediately after the Reverse/Forward Split, you will recognize gain in the same manner as set forth in the previous paragraph, provided that your receipt of cash either (1) is “not essentially equivalent to a dividend,” or (2) is a “substantially disproportionate redemption of stock,” as described below.

●	“Not Essentially Equivalent to a Dividend.” You will satisfy the “not essentially equivalent to a dividend” test if the reduction in your proportionate interest in our Company resulting from the Reverse/Forward Split is considered a “meaningful reduction” given your particular facts and circumstances. The Internal Revenue Service has ruled that a small reduction by a minority stockholder whose relative stock interest is minimal and who exercises no control over the affairs of the corporation will satisfy this test.

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●	“Substantially Disproportionate Redemption of Stock.” The receipt of cash in the Reverse/Forward Split will be a “substantially disproportionate redemption of stock” for you if the percentage of the outstanding shares of our common stock owned by you immediately after the Reverse/Forward Split is less than 80% of the percentage of shares of our common stock owned by you immediately before the Reverse/Forward Split and you own less than 50% of the outstanding shares of our common stock after the Reverse/Forward Split.

In applying these tests, you will be treated as owning shares actually or constructively owned by certain individuals and entities related to you. If the redemption of shares of our common stock is not treated as capital gain under any of the tests, then the entire amount of the payment you receive for your shares will be treated first as ordinary dividend income to the extent of your ratable share of our undistributed earnings and profits, then as a tax-free return of capital to the extent of your aggregate adjusted tax basis in your shares, and any remaining gain will be treated as capital gain. Currently, long-term capital gain and dividend income are both subject to a maximum income tax rate of 20% for federal income tax purposes. The use of capital losses is limited.

Stockholders Who Both Receive Cash and Continue to Hold Company Common Stock Immediately After the Reverse/Forward Split

If you receive cash as a result of the Reverse/Forward Split and continue to hold our common stock immediately after the Reverse/Forward Split, and if you meet either the “not essentially equivalent to a dividend” test or the “substantially disproportionate redemption of stock “test (described above), then you will recognize gain, but not loss, in an amount equal to the lesser of (1) the excess of the sum of aggregate fair market value of your shares of our common stock plus the cash received over your adjusted tax basis in the shares, or (2) the amount of cash received in the Reverse/Forward Split. In determining whether you meet either test, you must take into account as shares you own both shares of our common stock that you actually own and those shares of our common stock that you constructively own (i.e., shares owned by certain individuals or entities related to you) before and after the Reverse/Forward Split. Your aggregate adjusted tax basis in your shares of our common stock held immediately after the Reverse/Forward Split will be equal to your aggregate adjusted tax basis in your shares of our common stock held immediately prior to the Reverse/Forward Split, increased by any gain recognized in the Reverse/Forward Split, and decreased by the amount of cash received in the Reverse/Forward Split.

Any gain or loss recognized in the Reverse/Forward Split will be treated, for federal income tax purposes, as long-term capital gain or loss (assuming that your receipt of cash either (1) is “not essentially equivalent to a dividend” with respect to you or (2) is a “substantially disproportionate redemption of stock” with respect to you) provided that you have held your shares for more than one year. If you acquired shares redeemed in the Reverse/Forward Split at different times, you will be required to compute such gain or loss, and determine whether such gain or loss is long-term or short-term gain or loss, separately with respect to each such acquisition of shares. In applying these tests, you may be able to take into account sales of shares of our common stock that occur substantially contemporaneously with the Reverse/Forward Split. If your gain is not treated as capital gain under either of these tests, the gain will be treated as ordinary dividend income to you to the extent of your ratable share of our undistributed earnings and profits, and any remaining gain will be treated as a capital gain. Currently, long-term capital gain and dividend income are both subject to a maximum income tax rate of 20% for federal income tax purposes. The use of capital losses is limited.

YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF THE REVERSE/FORWARD SPLIT IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES.

Appraisal Rights

Our stockholders do not have appraisal rights under Delaware state law or under our restated certificate of incorporation or by-laws in connection with the Reverse/Forward Split.

Reservation of Rights

We reserve the right to abandon the Reverse/Forward Split without further action by our stockholders at any time before the filing of the Reverse/Forward Split Amendment with the Delaware Secretary of State, even if our stockholders approve the Reverse/Forward Split Amendment. By voting in favor of the Reverse/Forward Split Amendment, you are expressly also authorizing us to determine not to proceed with the Reverse/Forward Split if we should so decide.

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Required Vote. Assuming a quorum is present, approval of this proposal requires “FOR” votes from the holders of a majority of the shares of our common stock entitled to vote on this proposal. Abstentions and broker-non votes will have the effect of a vote “AGAINST” this proposal.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

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